

January 22, 2014

<u>Via E-Mail</u>
Glenn S. Lyon
Chief Executive Officer
The Finish Line, Inc.
3308 North Mitthoeffer Road
Indianapolis, IN 46235

> **Re: The Finish Line, Inc.**
> **Form 10-K for the Fiscal Year Ended March 2, 2013**
> **Filed April 29, 2013**
> **Response dated December 27, 2013**
> **File No. 000-20184**

Dear Mr. Lyon:

We have reviewed your filing and response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   Please file the agreement with Macy's or explain to us why filing is not required. See Item 601(b)(10) of Regulation S-K.

You may contact Ron Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 if you have questions regarding the comment. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining